BRIGHTHOUSE LIFE INSURANCE COMPANY

1209 Orange Street

Wilmington, DE 19801

UNISEX ENDORSEMENT

This Endorsement forms a part of the Contract to which it is attached for use in connection with a retirement plan which receives favorable income tax treatment under Sections 401, 403 or 408 of the Internal Revenue Code, or where required by state law. In the case of a conflict with any provision in the Contract, the provisions of this Endorsement will control. We may further amend the Contract from time to time to meet any requirements applicable to such plans or laws. The effective date of this Endorsement is the Issue Date shown on the Contract Schedule. The provisions of the Contract are modified as follows:

1. Deleting any reference to sex.

Brighthouse Life Insurance Company has caused this Endorsement to be signed by its Secretary.

Secretary

ICC15-8-E-13